SEC Filing for Social Posts

Filed by Galileo Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Galileo Acquisition Corp.

Commission File No.: 001-39092

Date: September 20, 2021

On September 20, 2021, Shapeways, Inc. (“Shapeways”), which is party to a previously disclosed Agreement and Plan of Merger and Reorganization, dated as of April 28, 2021, with Galileo Acquisition Corp., among other parties, through its social media accounts, shared the following posts on Linkedin, Facebook, and Twitter.

On September 20, 2021, Shapeways sent the following Tweets under the Twitter handle @shapeways (https://twitter.com/shapeways):

●	$GLEO shareholders as of August 2, 2021 are encouraged to vote before the special meeting being held on September 28, 2021. All votes submitted electronically must be received by 11:59pm EST on September 27, 2021

Press Page: https://www.shapeways.com/presscorner/galileo-acquisition-corp-announces-effectiveness-of-registration-statement-and-special-meeting-date-for-proposed-business-combination-with-shapeways

Disclaimer: https://www.shapeways.com/about/investor-relations/disclaimers

On September 20, 2021, Shapeways sent the following post under the Facebook handle @Shapeways (https://www.facebook.com/Shapeways/):

●	Galileo shareholders as of August 2, 2021 are encouraged to vote before the special meeting being held on September 28, 2021. All votes submitted electronically must be received by 11:59pm EST on September 27, 2021.

Press Page: https://www.shapeways.com/.../galileo-acquisition-corp...

Disclaimer: https://www.shapeways.com/.../investor-relations/disclaimers

On September 20, 2021, Shapeways sent the following post under the LinkedIn handle @Shapeways (https://www.linkedin.com/company/shapeways/):

●	Galileo shareholders as of August 2, 2021 are encouraged to vote before the special meeting being held on September 28, 2021. All votes submitted electronically must be received by 11:59pm EST on September 27, 2021.

Press Page: https://www.shapeways.com/.../galileo-acquisition-corp...

Disclaimer: https://www.shapeways.com/.../investor-relations/disclaimers

On September 20, 2021, Sarah Thorn, the Social Media Specialist of Shapeways, through Shapeways’ social media accounts, shared the following posts on Facebook, Linkedin, and Twitter.

Shapeways @shapeways

$GLEO shareholders as of August 2, 2021 are encouraged to vote before the special meeting being held on September 28, 2021. All votes submitted electronically must be received by 11:59pmEST onSeptember 27, 2021 Press Page bit.ly/3l5LhmM Disclaimer

SHAPEWAYS
3D Printing on Demand

Disclaimers - Shapeways

Special Note Regarding Forward-Looking Statements Certain statements included in this communication are not historical facts and are forward-looking ...

shapeways.com

2:10 PM · Sep 20, 2021 · Twitter Web App

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